Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Insurance Services Office, Inc.	Delaware
Xactware Solutions, Inc.	Delaware
ISO Services, Inc.	Delaware
AIR Worldwide Corporation	Delaware
Verisk Health, Inc.	Delaware
MediConnect Global, Inc.	Delaware
Argus Information and Advisory Services, LLC.	New York